Exhibit 99.1

ENGINE GAMING ANNOUNCES SHARES FOR DEBT SETTLEMENT

NEW YORK, NY / ACCESSWIRE / February 15, 2023 / Engine Gaming and Media, Inc. (GAME) (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME) announces it has entered into shares for debt agreements.

The Company has agreed to settle US$305,137 related to the principal amount and accrued but unpaid portions of the interest payments outstanding under certain unsecured convertible debentures of the Company. An aggregate of 200,000 Common Shares at a deemed price of US$1.525 (CDN$2.04) per Common Share are proposed to be issued to the arm’s length creditor. The Common Shares will be issued upon acceptance by the TSX Venture Exchange (the “TSXV”).

The Company has also agreed to issue 100,000 common shares to fully settle an outstanding litigation matter with an arm’s length party. The Common Shares will be issued upon acceptance by the TSXV.

The Common Shares issued pursuant to the shares for debt transactions will be subject to a four month plus one day hold period.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us